Exhibit 99.1

FERRARI ENTERS INTO A PARTNERSHIP AGREEMENT WITH
ASAHI EUROPE & INTERNATIONAL

Maranello (Italy), January 16, 2023 – Ferrari N.V. (NYSE/EXM: RACE) announces that Ferrari S.p.A., wholly-owned Italian subsidiary of Ferrari N.V., today has signed a multiyear agreement with Asahi Europe & International, Ltd effective from January 1, 2024, through which one of its non-alcoholic brands will appear on the Scuderia Ferrari F1 single-seater and cars of the Ferrari Challenge.

For further information:

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

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